UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

No. 1599, Jianshe Road, Jianshe Town

Chongming District, Shanghai, China 202155
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Change of Principal Business Office and Recent Developments

On July 21, 2019, Golden Bull Limited (“we,” “us,” “our,” and the “Company”) shut down its office in 707 Zhang Yang Road, Sino Life Tower, F35 Pudong, Shanghai, China 200120 Shanghai (“Shanghai Pudong Office”) and on July 22, the Company relocated its principal operations to two locations, i.e. No. 1599, Jianshe Road, Jianshe Town, Chongming District, Shanghai, China 202155 (the “Shanghai Chongming Office”) and one in Shanghai and Room 509, Time No. 8, No. 68 Zhiquan Road, East Avenue, Jinjiang District, Chengdu, China 6100021 (the “Chengdu Office”).

Since May 2019, there have been a number of borrowers who borrowed funds via our online finance marketplace platform that maliciously defaulted on their debt repayment obligations (the “Defaulted Loans”). As of the date of this Current Report, the total amount of Defaulted Loans on our platform is approximately RMB95,000,000 (approximately USD13,500,000). As we only facilitate loans by connecting borrowers and lenders on our platform and do not take control of funds that pass between such lenders and borrowers, we are unable to take legal action against the default borrowers or liquidate their loan collateral. Instead, the Company has been taking measures permissible under the PRC laws, including but not limited to, reporting the defaulted borrowers to regulatory authorities, having our customer service personnel to assist the lender to make collection in-person, assisting lenders to negotiate with the borrowers, assisting the lenders to take legal actions and etc. Since March 2018, the Chinese regulatory authorities have issued rules and measures limiting lender or P2P platforms’ ability to make collections, including collection with violent actions etc. Due to the delays in collecting the Defaulted Loans, a number of lenders have been visiting the Company’s offices with threats and have caused disruptions to the Company’s business operations. In order to avoid further disruption of the Company’s operations while also reducing our office rental expenses, the Company decided to move its offices in late July.

We have relocated the management and operations of our online finance marketplace platform to the Chengdu Office. As of the date of this Current Report, there are 15 employees in the Chengdu Office. The Shanghai Chongming Office currently serves as our customer service center where we provide a variety of services to our clients, including assisting lenders in the collection of their loans. As of the date of this Current Report, there are 6 employees in the Shanghai Chongming Office.

In April 2018, we established Shanghai Youwang Vehicle Rental Limited (“Shanghai Youwang”), a subsidiary wholly owned by Shanghai Dianniu Internet Finance Information Service Co., Ltd. (“Dianniu”), an entity we control via contractual arrangement, in order to start our car leasing business. Based on the vehicle procurement contract we entered with the vehicle supplier, the first batch of vehicles should be delivered to us beginning in September 2019. On July 1, 2019, the Chinese government implemented a new emission standard which requires vehicles to have better filtering systems. As such, our supplier may not be able to deliver the vehicles we purchased as previously scheduled. Management expects to launch the car leasing operations in the first quarter of 2020,. As of the date of this report, Shanghai Youwang has no substantive operations.

In October 2018, we established another subsidiary of Dianniu, Shanghai Xingjiuhao Network Technology Limited (“Shanghai Xingjiuhao”). Shanghai Xingjiuhao is currently in the planning stage to enter the business for the production and sales for Internet of Things technology and technical consulting. As of the date of this report, Shanghai Xingjiuhao has not begun any operations.

Key Operating Metrics

Our management regularly reviews a number of metrics to evaluate our business, measure our performance, identify trends, formulate financial projections and make strategic decisions. The main metrics we consider, and our results for each quarter since the year ended December 31, 2018 are set forth in the table below.

	For the three months ended December 31, 2018	For the three months ended March 31, 2019	For the three months ended June 30, 2019
Number of loans facilitated (1)	1189	2155	460
Number of borrowers (2)	613	1506	459
Loan volume (in $ millions) (3)	27.2	55	11
Reinvestment rate of existing lenders (4)	48.6%	58.46%	81.62%
Number of new lenders that made a loan	1396	2,957	329
Number of lenders that made a loan	2700	4,622	1,344
Re-borrowing rate of existing borrowers	25.0%	43.09%	89.76%
Number of new borrowers	425	1294	47

(1)	Number of loans facilitated is defined as the total number of loans initially facilitated on our marketplace during the relevant period.

(2)	Number of borrowers is defined as the total number of individual or small company borrowers that borrowed at least one loan through our marketplace during the relevant period.

(3)	Loan volume is defined as the total principal amount of loans facilitated through our marketplace during the relevant period.

(4)	Reinvestment rate is equal to the existing lenders divided by the sum of existing lenders and new lenders during the quarter.

The number of borrowers and loans decreased sharply in the second quarter of 2019 in large part because of the downturn situation in the overall peer-to-peer loan industry (“P2P”) industry. Due to the increasingly stricter regulations of the P2P industry by the Chinese government, the overall performance of the P2P industry has declined, and the amount of defaulting loans has continued to increase. As a P2P operator, we have also been affected, resulting in a sharp decline in the Company’s operations. The emergence of Defaulted Loans has resulted in decrease of investment and increase of defaulted loans. The lenders’ confidence in our platform was significantly affected and as a result, a significant amount of lenders decided not to invest on our platform. Also, some borrowers, encouraged by the Company and the lenders’ inability to make timely collection from the defaulting borrowers, started to maliciously default on their loans as well. Such trend created a vicious cycle of deterioration for the Company’s operations. Furthermore, management believes the announcement by another U.S. listed P2P operator, China Rapid Finance (Nasdaq: XRF), that it has ceased its P2P operations, has also caused a negative impact on the P2P industry as a whole. The Company continues to take all necessary measures in responding to the challenging operating environment, including but not limited to reducing our operating costs and expenses, maintaining stable public relations, and continuing assisting lenders to taking legal action against defaulted borrowers.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We cannot guarantee that we actually will achieve the plans, intentions or expectations expressed in our forward-looking statements and you should not place undue reliance on these statements. There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those discussed under the heading “Risk Factors” contained or incorporated by reference in our annual report for fiscal year ended December 31, 2018 and other SEC filings. These factors and the other cautionary statements made in this Current Report should be read as being applicable to all related forward-looking statements whenever they appear in this Current Report. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN BULL LIMITED
(Registrant)

Date: August 13, 2019

By:	/s/Erxin Zeng
Name: Erxin Zeng
Title: Chief Executive Officer

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